12/12

02060600

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Applied Optical Technologies

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5765 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 12/16/02



ANNUAL REPORT AND ACCOUNTS 2002

AR/S
3-31-02

Applied Optical Technologies plc



CONTENTS

APPLIED OPTICAL TECHNOLOGIES PLC

Group turnover	£30.6m (2001: £28.6m)
Adjusted operating profit	£0.4m (2001: loss of £1.5m)
Adjusted loss per share	1.0p (2001: 3.8p as restated)

Group Turnover



£30m
£25m
£20m
£15m
£10m
£5m
0
1998
1999
2000
2001
2002

Adjusted Operating Profit



£2m
£1.5m
£1.0m
£0.5m
0
-£0.5m
-£1.0m
-£1.5m
1998
1999
2000
2001
2002

Both graphs year ended 31st March



CHAIRMAN'S STATEMENT

DAVID MAHONY



Results

The Group achieved growth both in turnover and trading profitability in the year to 31st March 2002. This was despite a more difficult trading climate in the United States and South America and the disruption caused by the implementation of a major business improvement programme in our European operations. The increase in turnover to £30.6 million (2001: £28.6 million) was coupled with greater control of working capital, such that cash at bank and at hand increased to £4.2 million (2001: £2.4 million).

Major exceptional items affected the Group's results in the period. The cost of the European reorganisation resulting from the Business Improvement Programme and the legal costs relating to the Bridgestone litigation were highlighted at the time the interims were announced. The other exceptional item reflects the decision, taken in conjunction with our professional advisors, to "mark to market" shares of the Company held in the Group's Employee Trust to cover employee share option plans. This is a non-cash item and does not reflect the Board's ambitions for the future of the Company and its share price.

Current Trading

The Group continues to make significant progress in the banknote and high security documents area and saw further growth during the year. This performance was achieved without securing the anticipated euro business; in this context I am pleased to report that in February the Company successfully passed its ECB security audit and it has been advised by euro and non euro currency producers that it is now regarded as an accredited supplier.

The arbitration component of the Bridgestone litigation was completed during the year and the final part of the dispute was successfully concluded on 24th May 2002. No material negative impact on the Group's financial position arose from any part of the litigation and a major, unwelcome management distraction has now been successfully removed.

Conclusion

The year to 31st March 2002 was a transitional year for the Group but the benefits of the measures taken to improve European operations are being seen in the opening months of the current year. The Board continues to believe that significant supply contracts will be forthcoming for its currency and other high security products.

In the United States the Group continues to be well positioned in its core markets of brand protection and identity document protection. In spite of difficult trading conditions in North and South America, we are optimistic about the prospects for our American operations.

Whilst it is early in the current year, we are confident that the year will be one of substantial progress for the Group.

DA Mahony
Chairman
30th May 2002

OPERATING AND FINANCIAL REVIEW

MARK TURNAGE
GROUP CHIEF
EXECUTIVE



Review of Operations

Over the past year the Group has seen progress in returning the European operations to profitability, and in consolidating gains in the American operations and positioning them for future growth. This has occurred against the backdrop of a slowdown in the United States and Latin American markets, and the inevitable disruptions caused by significant operating and management changes and improvements in our European operations. As a result of the progress made, we feel the Group is well positioned to take advantage of the continued growth in demand for our products.

The year to 31st March 2002 saw Group turnover increase by 7% to £30.6m (2001: £28.6m). After adjusting for goodwill of £2.3m (2001: £14.4m) and exceptional costs of £0.9m (2001: £1.8m) the Group made an operating profit of £0.4m (2001: adjusted operating loss of £1.5m). The loss before taxation amounted to £8.3m (2001: £16.2m) due to certain exceptional adjustments noted below.

During the year we reviewed the carrying value of Applied Optical Technologies plc shares held by our Employee Trust, which was established to secure employee share option plans created at the time of the OpSec acquisition. In consultation with our professional advisors we decided that the most appropriate course of action, given the less buoyant nature of the stock market, was to write them down to the market price on 31st March 2002. This resulted in a charge of £5.5m, which has had a significant negative impact on the result for the year, but has had no cash impact on the Group.

The other exceptional charges in the year relate to the costs of the reorganisation of our European operations of £0.8 million and legal costs relating to the now concluded Bridgestone litigation in America of £0.1 million.

Management

The management teams put in place in Europe and the United States in the prior year provided a new level of expertise in the operation of the Group's businesses.

A further key addition to the European management team was made during the year with the recruitment of Don Tomkins as Director of Research and Development. Mr Tomkins, who has over 25 years' experience in the holographic industry, moved from Kurz Transfer Products in the United States.

In the United States, Rick Salomone became President of the Advantage ID Technologies business based in Lancaster, Pennsylvania. Combined with his previous duties as President of the OpSec holography business based in Parkton, Maryland he now heads all American operations.

We believe the Group now has one of the most experienced management teams in our industry.

OPERATING AND FINANCIAL REVIEW


20
10
5 EURO

Banknote Foils

Improved technical quality of banknote foils means we are able to deliver both euro and non euro banknote foils.

Review of Sales Activities

During the year the Group undertook a comprehensive strategic review of its businesses, with a view to focusing only on those markets where we could maintain a sustainable competitive position. The Group now markets into discrete market segments under four brands – AOT Banknote and High Security Documents, OpSec Brand Protection, Advantage ID Technologies and Applied Product Enhancement.

AOT *Banknote and High Security Documents*

During the year considerable effort was devoted to improving the technical quality of our banknote foil products, with the result that we are now able to deliver both euro and non euro banknote foils. The success of these efforts contributed to the fact that our overall growth in this division of the business was 9%. Efforts continue to build this business, and we believe the Group now has a competitive and sustainable position in this market. In addition to the supply of banknote foils, we continued to see growth in demand for tax stamps, vehicle identification products, and fiduciary and notarised documents.

The Group also saw a considerable increase in sales of sophisticated base films to other security providers. In no small part this reflects the progress we have made in addressing technical and production issues in our European operations.

OpSec *Brand Protection*

Due to a slowdown in the United States and Latin American economies, the Group saw revenue in this core market segment grow by only 3% during the year. There were, however, notable new customers as we were awarded contracts to provide brand protection for the 2004 Athens Olympic Games and for the PGA Tour merchandise. The Group also renewed contracts with a number of its core brand protection customers in the face of significant and sustained competitive pressure. We believe the Group continues to be unique in the industry in both the breadth of its customer base and the products and services it offers to these customers.

OPERATING AND FINANCIAL REVIEW

Advantage ID Technologies

Providing security authentication products for personal identity documents such as passports, drivers licenses, and national identity cards continues to be the Group's fastest growing business, with turnover increasing by 22% during the year. Major new orders during the year included providing protection for a Latin American voter registration card and several state and national drivers licenses and national identity cards. In addition, we launched a prototype of a new product range for the in-line issuance of passports and other travel documents, and designed a suite of software products to support these systems.

Applied Product Enhancement

The packaging sector suffered from a slowdown in the economic environment as well as increased price pressure from non-security providers of these products. As a result turnover contracted by 9% in this market segment. The Group continues to supply major consumer goods companies with its products, including Colgate, Aquafresh and Corus.

Metallising

The Group has previously announced that as part of the restructuring of its European operations, it would exit the third-party toll metallising business, whilst retaining the capability to metallise its own products. This transition has occurred over the course of the financial year, and is now complete.


AAMVA
JF37 0A59

AAMVA licence plates
We provide secure temporary licence plates to US states in co-operation with the American Association of Motor Vehicle Administrators (AAMVA).



OPERATING AND FINANCIAL REVIEW

American Operations

Turnover in the United States grew by 9% during the year, reflecting the slowdown in the United States and Latin American economies, as well as the effect of absorbing the more significant growth from the prior year. Profitability was down on the prior year as a result of the additional costs and investments in the business during the year. Nonetheless, the Group signed several significant new contracts and renewed a number of major contracts with existing customers.

The current capacity constraints at our Advantage ID Technologies facility in Lancaster, Pennsylvania are being addressed by a move into a new, larger leasehold facility scheduled to be completed in the summer of 2002. A new Advantage manufacturing line will be commissioned in this facility, and this will significantly bolster our overall capacity in this product range. Approximately $2.5 million will be invested in the move and the new manufacturing line.

During the year the arbitration component of the Bridgestone litigation was successfully completed, with the arbitrator ruling that no damages would be assessed against the Group. The Group recently announced that the litigation has been resolved consensually without material adverse impact to the Group. There are no other outstanding issues remaining to be resolved in this matter.



Olympics Merchandise
Official merchandise for the Athens 2004 Olympic Games will be protected by a brand protection and tracking programme developed by the Group.

OPERATING AND FINANCIAL REVIEW



Advantage Laminates
Advantage colour shift technology continues to be used widely for labels and security laminates used in ID card, passport and document protection.

European Operations

A comprehensive business improvement programme was implemented during the year in our European operations; the Group announced redundancies affecting approximately 30% of its UK workforce, restructured its operating and manufacturing management teams and strengthened its research and development staff. Throughout this difficult year turnover nonetheless increased by 9% reflecting continued demand for our products. Due to the restructuring, losses narrowed considerably.

Technical improvements in our products allowed us successfully to supply banknote foils for both euro and non euro customers, although not in the quantities we anticipated at the outset of the year. These improvements, however, have positioned the Group to compete effectively in the market for banknote and high security products, and we expect further successes in this market.

During the year the ECB conducted a thorough audit of our production facilities and we successfully retained our security accreditation. We also have been informed by both euro and non euro suppliers that we are now an accredited supplier. These accreditations and approvals mark significant milestones in the Group's entry into the banknote business.



OPERATING AND FINANCIAL REVIEW



Lancaster production facility
A new production facility is being leased in Lancaster, Pennsylvania to increase production capacity in the USA.

Research and Development

As part of its strategic planning process, the Group undertook an in-depth review of its research and development efforts in both America and Europe. The Group is focusing its research and development efforts in three critical areas: optical development, films and adhesives, and information technology as it relates to the Group's core markets.

In optical development the Group continues its development of machine-readable technologies and of information-bearing optical marks. In addition, further improvements in the AEGIS® imaging system continue to strengthen this core proprietary technology.

In films and adhesives, much of the Group's research and development was focused on improving the technical quality of its security foils, and in enhancing their performance. In addition, the Group has enhanced its portfolio of products utilising its proprietary Advantage colour-changing technology, and is looking to expand the utilisation of this technology more widely in combination with other technologies.

In information technology, the Group has expanded, and will continue to invest in, its track and trace systems which allow its customers real-time access to information provided by the Group's authentication technologies.

The Group intends to maintain its industry-leading position in research and development and in developing new commercial applications for its core technologies. In addition it is our intention to leverage our distribution capability by selectively licensing other technologies where they are applicable to our customers' needs.

Joint Ventures

The Group saw an increased contribution to its income stream from its 50% share in 3DCD of £1.4 million (2001: £0.9 million). This was ahead of initial expectations as the contributions included non-recurring equipment sales. The programme with Microsoft continues to be successful and the Group has intensified its marketing of the 3DCD products in the market for DVD ROMS.

Our 50% holding in Applied Technical Graphics, which supplies demetallisation services to the Group, resulted in a net loss of £0.3 million (2001: £0.5 million, including an exceptional charge of £0.2 million).

OPERATING AND FINANCIAL REVIEW



Research and Development
R&D continues to support the introduction of innovative new products, technologies and materials.

Accounting Policies

The adoption of FRS 17 "Retirement Benefits" and FRS 18 "Accounting Policies" during the year has had no impact on the Group.

The Group has also adopted FRS19, the new accounting standard requiring companies fully to provide for deferred tax. The effect of the new standard is to include a deferred tax asset in the balance sheet at 31st March 2002 of £3.6 million (2001: £4.3 million). The figures for the year ended 31st March 2001 have been restated accordingly.

Taxation

£0.8 million of the £0.9 million tax charge in the year ended 31st March 2002 relates to deferred taxation and the remainder to overseas taxation in respect of state taxes and income which cannot be fully relieved by brought forward trading losses.

Earnings Per Share

The basic loss per share for the year was 18.3 pence (2001: 33.6 pence) whilst the fully diluted loss per share was 18.3 pence (2001: 33.6 pence).

On an adjusted basis (removing the effect of goodwill, exceptional items and amounts written off investments) the loss per share was 1.0 pence (2001: 3.8 pence) on a non-diluted basis and 1.0 pence (2001: 3.8 pence) on a fully diluted basis.

Cash Flow and Financing

The Group's cash generation continues to be strong with a net cash inflow from operating activities for the year of £1.4 million (2001: £2.1 million).

As at 31st March 2002, the Group had cash at bank and in hand of £4.2 million (2001: £2.4 million) and net funds of £3.3 million (2001: £1.7 million).


fessional

Microsoft CD
The brand protection programme with Microsoft continues to be successful.

OPERATING AND FINANCIAL REVIEW

Treasury

During the year the Group renewed its £1.0 million overdraft facility with Barclays Bank PLC. This facility is scheduled for review by 1st July 2002.

Whilst a substantial proportion of the Group's revenue and profit is earned outside the UK, subsidiaries generally only trade in their own currency. The Group is therefore not subject to any significant foreign exchange transaction exposure. The Group's principal exposure to foreign currency lies in the translation of overseas profits into sterling. This exposure is hedged to the extent that these profits are offset by interest charges arising from borrowings in the same currencies.

Capital Expenditure

Capital expenditure in the year was £1.6 million (2001: £5.0 million).

The principal capital expenditure in Europe related to the building and equipping of new laboratories at our Crowther site. This will facilitate the work of our expanded technical department and enhance the development of our material science capabilities. The major capital expenditure in America has been the building of a second Advantage line.

The Group's main capital commitments relate to the completion of the second Advantage line and the fitting out of new leasehold premises for the Lancaster operations.

Shareholders' Funds

Shareholders' funds decreased during the year from £63.7 million to £54.2 million. These represent a net asset value of 102 pence per share (2001: 119 pence per share).

M Turnage
Chief Executive
30th May 2002



RT Povey PL Emerson MW Angus DA Mahony M Turnage

OFFICERS AND ADVISERS

DA Mahony
Non - Executive
Chairman

RT Povey
Non - Executive
Senior Independent Director

MW Angus
Financial Director

M Turnage
Chief Executive

PL Emerson
Director

Secretary
MW Angus

Registered Office
40 Phoenix Road
Crowther
Washington
Tyne & Wear
NE38 0AD

Registered Number
1688482

Financial Advisers and Stockbrokers
Old Mutual Securities Limited
Old Mutual Place
2 Lambeth Hill
London
EC4V 4GG

Auditors
PricewaterhouseCoopers
89 Sandyford Road
Newcastle upon Tyne
NE99 1PL

Bankers
Barclays Bank PLC
71 Grey Street
Newcastle upon Tyne
NE99 1JP

Solicitors
Dickinson Dees
St Ann's Wharf
112 Quayside
Newcastle upon Tyne
NE99 1SB

Registrars
Capita IRG PLC
Balfour House
390/398 High Road
Ilford
Essex
IG1 1BR

Directors' Report

The Directors present their annual report on the affairs of the Group, together with the audited accounts for the year ended 31st March 2002.

Principal Activity

The principal activity of the Group during the year was the supply of anti-counterfeiting technologies and services, and premium packaging for brand enhancement and protection.

Corporate Review and Results

A review of the business during the year and comments on the future outlook are contained in the Operating and Financial Review on pages 3 to 10.

During the year, the Group reported a loss after taxation of £9,210,000 (2001: £16,897,000 as restated).

Dividends

The Directors have not proposed a final dividend for the year (2001: £nil). The loss has been withdrawn from reserves.

Directors and Their Interests

The beneficial interests of the Directors who held office at 31st March 2002 in the Ordinary Shares of the Company at that date were:

	31st March 2002 Ordinary Shares	31st March 2001 Ordinary Shares
DA Mahony	119,800	79,800
MW Angus	39,000	19,000
RT Povey	24,000	4,000
M Turnage	100,000	80,000
PL Emerson	12,000	–

There were no changes in Directors' interests in the period from 1st April 2002 to 23rd May 2002. Details of Directors' outstanding share options are given in the Report of the Remuneration Committee on page 21. No Director has had any interest in any transaction which is unusual in its nature or conditions or significant to the business of the Group.

Full details of Directors' shareholdings and options to subscribe are contained in the Register of Directors' interests which is open to inspection.

The Directors who are proposed for re-election are M Turnage and RT Povey. None of the Directors have a service contract of more than one year's duration with the Company, except in the event of a change in control of the Company where special provisions apply.

M Turnage, 41, was appointed Chief Executive in 2001. He joined the Board of Directors in 2000 following the purchase of Optical Security Group Inc., where he was President and Chief Operating Officer. Prior to joining OpSec, he was a management consultant with McKinsey & Company and a lawyer with the law firm of Davis, Graham & Stubbs.

MW Angus, 38, qualified as a chartered accountant in 1988 and worked for Price Waterhouse for twelve years before joining the Company in 1997 as Financial Director and Company Secretary.

PL Emerson, 49, was appointed European Managing Director in 2000. He holds a PhD in chemistry and joined the company from the Schleipen & Erkens group where he was Managing Director of Spectrum-McLaurin (manufacturers of self adhesive label materials).

Non-Executive Directors

DA Mahony, 58, has been a Non-Executive of the Company since 1985. He holds a number of other directorships of public and private companies in a variety of industrial sectors.

RT Povey, 59, joined the board in 1999 following periods of employment with Shell, Morgan Grenfell and P&O. He spent ten years in various roles with Swire companies in the Far East and now serves as a director of a number of public and private UK companies.

Share Capital

Movements in share capital during the year are set out in Note 18 to the accounts.

Policy on The Payment of Creditors

It is the Company's payment policy for the year ending 31st March 2003 to pay suppliers for liabilities incurred by the Company in accordance with terms of payment agreed with each individual supplier. The Company's trade creditors at 31st March 2002 represented 58 average day's purchase (2001: 24 days).

Substantial Shareholdings

On 23rd May 2002, the following were registered as having an interest in 3% or more of the Company's issued share capital.

	Number of Ordinary Shares	% held
Newton Investment Management Limited	10,073,386	18.9
Herald Investment Trust Limited	3,505,824	6.6
The AH LTIP Trustee Company Limited	2,600,000	4.9
EBC Asset Management Limited	2,442,212	4.6
Crane & Co. Incorporated	2,315,000	4.3

Employees

The employment policies of the Group embody the principles of equal opportunity. The sole criteria for selection, training, development and promotion is the individual's suitability for the position of employment offered and his or her aptitudes and abilities. The Company takes seriously its statutory obligations relating to disabled persons and seeks not to discriminate against current or prospective employees with disabilities because of reason of their disability.

The Group maintains its commitment to providing employees with information on matters of concern to them as employees. Consultation with employees allows the Company to take the views of employees into account in making decisions that are likely to affect their interests.

Annual General Meeting

At the Annual General Meeting, two resolutions constituting special business will be considered.

Resolution 6, which will be proposed as a special resolution, relates to the disapplication of statutory pre-emption rights which would otherwise apply on the issue of the Company's shares for cash. Resolution 6 disapplies these statutory pre-emption rights for an issue of the shares for cash pursuant to a rights issue (or a similar pre-emptive share issue), and for share issues required by existing share option and/or incentive schemes which have been approved by the Company in general meeting. Resolution 6 also disapplies the statutory pre-emption rights in connection with the allotment of shares on a non-pre-emptive basis up to an aggregate nominal amount of £133,443 (being 5% of the Company's issued share capital at 31st March 2002). Resolution 6 replaces the existing authority (passed at the Company's 2001 Annual General Meeting) to disapply pre-emption rights, which expires at the Annual General Meeting. The new authority will expire at the conclusion of the Company's Annual General Meeting next year, or 15 months from the date of passing of the resolution, whichever is the earlier. Other than the allotment of shares in connection with the Company's existing share option and/or incentive schemes, the Directors have no present intention to allot shares in the Company.

Resolution 7, which will be proposed as a special resolution, would give the Company power to buy back up to 5,337,701 of its ordinary shares of 5p each on the stock market. This represents approximately 10 per cent of the Company's existing issued ordinary share capital. The proposed resolution sets out the lowest and highest prices that the Company may pay for its shares. The proposed authority, if granted, will expire at the Company's 2003 AGM, or 12 months from the date of the resolution (if earlier) and must be renewed by special resolution annually. The Directors have no current intention of buying back any of the Company's shares but it is one of the options they wish to keep under review. The Company will only purchase its own shares if the Directors believe that it is in the shareholders' best interests and will increase earnings per share.

In addition to the resolutions described above, at the Annual General Meeting shareholders will also be asked to approve the report of the Remuneration Committee set out in this Annual Report and Accounts. The Combined Code on Corporate Governance appended to the Listing Rules of the UK Listing Authority requires the Board to consider each year whether shareholders should be invited at each Annual General Meeting to approve the remuneration policy set out in the Remuneration Committee's Report. The draft Directors' Remuneration Report Regulations published by the DTI on 18th December 2001 envisage that not just the remuneration policy, but the full Remuneration Committee Report of listed companies, should be put to an advisory shareholder vote each year. These Regulations are not due to come into force until later this year and will only apply to reporting in respect of a financial year ending on or after 31st December 2002. However, in anticipation of the implementation of the DTI's current proposals, the Board has decided to ask shareholders to approve the Remuneration Committee's Report, including the remuneration policy, at the Annual General Meeting this year.

The Directors will also place a resolution before the Annual General Meeting to re-appoint PricewaterhouseCoopers as auditors of the Company.

By order of the Board

MW Angus
Company Secretary
30th May 2002

Corporate Governance

The Company is committed to high standards of corporate governance in line with the principles set out in Section 1 of the Combined Code incorporated in the Listing Rules of the Financial Services Authority. This statement describes how the principles of corporate governance are applied to the Company and the Company's compliance with the provisions of the Combined Code.

The Company has complied with the Combined Code throughout the accounting period except for the matter detailed below:

D.3.1 The Company has only two Non-Executive Directors and therefore does not comply with the requirement to have an Audit Committee which comprises of at least three Non-Executive Directors.

Board of Directors

The Board retains full and effective control of the Company. This includes responsibility for determining the Company's strategy, and for approving short and medium term plans for achieving this strategy. All major investment and other strategic decisions are reserved for the Board, which also has responsibility for corporate governance matters and senior executive remuneration.

The Board has delegated certain responsibilities to Board committees, which operate within clearly defined terms of reference. Standing committees of the Board include an Audit Committee, a Remuneration Committee and a Nominations Committee.

The Board has six regularly scheduled meetings annually, one of which comprises an extended two day strategy review and discussion. Additional meetings are held as necessary. At each regularly scheduled meeting, there is a full financial and business review and discussion, including trading performance to date against the financial plan previously approved by the Board.

Each Board member receives monthly trading results. Prior to each Board meeting, Directors are sent an agenda and a full set of Board papers for each agenda item to be discussed at the meeting. Additional information is provided as appropriate.

Whilst David Mahony has been a Director of the Company since July 1985 both he and Richard Povey, the Non-Executive Directors, are considered to be independent in the sense referred to in the Combined Code.

There remains a clear division of responsibility between the Chairman and the Chief Executive such that no one individual has unfettered powers of decision.

In accordance with the Articles of Association one third of Directors retire by rotation each year. All newly appointed Directors are also subject to re-election.

The Board's Committees

The Audit Committee, which comprises the Non-Executive Directors and is chaired by Richard Povey, meets with the external auditors at least twice a year. The Committee overviews the monitoring of the adequacy of the Group's internal financial control procedures, accounting policies and financial reporting.

Details of the work and composition of the Remuneration Committee are set out in the Report of the Remuneration Committee.

The Nomination Committee, comprises David Mahony (Chairman), Richard Povey and Mark Turnage. The Committee, which meets on an ad hoc basis as required, considers and makes recommendations to the Board on the appointment of Directors.

The number of full scheduled Board meetings and committee meetings attended by each Director during the year was as follows:

	Scheduled Board Meetings	Audit Committee Meetings	Remuneration Committee Meetings
DA Mahony	8	2	2
MW Angus	8	–	–
RT Povey	8	2	2
M Turnage	8	–	–
PL Emerson	8	–	–

Corporate Governance (continued)

Annual General Meeting

As required by the Combined Code, the Board will, at the 2002 Annual General Meeting, announce the proxy votes in favour and against each resolution following a vote by a show of hands, save where a poll is called.

In addition to the Annual General Meeting the Company places considerable importance on communication with shareholders and endeavours to ensure timely communications where practical.

Internal Controls

An ongoing process for identifying, evaluating and managing the significant risks faced by the Group has been in place throughout the financial year. That process is reviewed by the Board annually and accords with the Internal Control Guidance for Directors on the Combined Code produced by the Turnbull working party.

Steps are continually being taken to embed internal control and risk management further into the operations of the business and to deal with areas of improvement which come to management's and the Board's attention.

The Board has conducted for the year to 31st March 2002, a review of the effectiveness of the system of internal control. It has considered the major business and financial risks, the control environment and information on and arising from the procedures detailed below.

Internal Financial Control

The Board of Directors has overall responsibility for the Group's system of internal financial control.

The Group has established an internal financial control framework that is appropriate given the size of the Group. The system is designed to provide reasonable, but not absolute, assurance against material misstatement or loss. Procedures include:

a) A comprehensive budgeting system with an annual budget approved by the Board.

b) Monthly reporting of actual results and cash flows with comparisons to original budget and updated forecasts.

c) Clearly laid down authorisation levels for all types of expenditure and financial commitments.

d) The definition of a recognised organisation and management structure within which individual Executive Director have responsibility for the day to day management of relevant segments of the business.

Going Concern

After making appropriate enquiries, the Directors have formed the view, at the time of approving the financial statements, that there is a reasonable expectation that the Group and Company have adequate resources to continue in operational existence for the foreseeable future. For this reason, the Directors continue to adopt the going concern basis in preparing the financial statements.

Directors' Responsibilities

The Directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group at the end of the financial year and of the profit or loss of the Group for the period to that date. The Directors are responsible for maintaining adequate accounting records so as to enable them to ensure that the financial statements referred to above comply with the requirements of the Companies Act 1985 and applicable accounting standards, for safeguarding the assets of the Group and for preventing and detecting fraud and other irregularities.

The Directors confirm that the above requirements and responsibilities have been satisfied and that suitable accounting policies, consistently applied and supported by reasonable and prudent judgements, have been used in the preparation of the financial statements.

Corporate Citizenship

Core Values

The Group adheres to a set of values which set the standard for its commercial activity in the market and for its personal interaction with its customers and with each other. These values are printed in its literature and communicated and distributed to its employees.

People/Personal Principles

- Honesty
- Integrity
- Treatment of Others with Respect
- Recognition of Excellence
- Teamwork
- Pride in our Accomplishments
- Customer Focus

Business Principles

- Customer Focus
- Delivery on Commitments
- Flexibility in Addressing the Market
- Technological Innovation and Commercialization
- Open and Cooperative Work Environment

Health and Safety

The health and safety of its employees is of paramount concern, and in each of the Group locations management is reviewing the policies and procedures which govern safe workplace practice. It is the intention of the Group to have in place a comprehensive set of such policies and procedures in each location by year end. During the current year there were no major workplace incidents.

Human Resource Management

At the heart of its human resource management is the need and desire to attract and retain top talent at all levels throughout the Group. Accordingly, the senior management of the Group, working with the American and European human resource managers, attempt to ensure that this strategy is implemented. Considerable effort has been made in the current year to attract and retain key personnel, as this is seen as critical to the ongoing success of the business.

During the current year, an evaluation process for all employees was begun, and this will be fully implemented in the coming year. This review process will be coupled with a "pay for performance" programme introduced throughout the Group.

Environmental Policy

The Group takes seriously its legal and ethical obligations to comply with all relevant environmental statutes and laws, and believes itself to be in compliance with all such regulations and laws. Environmental issues are considered in each location by the relevant management and by the Board in its Group risk assessment process.

Report of the Remuneration Committee

The Non-Executive Directors act as the Remuneration Committee, which is chaired by David Mahony and is responsible for approving:

a) The remuneration of the Executive Directors, having regard to their performance.

b) Details of service contracts, pension arrangements and other terms and conditions on which Executive Directors are employed.

c) Incentive bonus schemes and the allocation of share options to Executive Directors and other employees.

The committee normally meets twice a year to consider all aspects of remuneration for the Executive Directors.

The committee is directly accountable to shareholders. As chairman of the committee, David Mahony will be available at the Annual General Meeting to answer questions about the remuneration of Executive Directors and this report will be put forward for approval at that meeting.

Remuneration Policy

In framing its remuneration policy the Committee has followed the provisions of the Combined Code. The overall objective of the policy is to attract, retain and motivate high calibre individuals, with remuneration packages which are competitive with respect to comparable organisations and which support the achievement of the Group's business objectives.

Salaries and Benefits

Salaries and benefits for Executive Directors are reviewed annually by the committee who take account of the experience, responsibilities and performance of individual directors as well as competitive market practice.

The remuneration of the Non-Executive Directors is determined by the Board as a whole.

Service Contracts

No service contract for any Director exceeds one year. There is an exception in the event of a change in control of the Company prior to August 2003 where special provisions would apply for the Executive Directors extending their notice period up to a maximum of 36 months depending upon the purchase price paid for the Company.

Performance Incentives

The Group operates both annual and long term incentive schemes for Directors and senior executives. The schemes, details of which are set out below, are designed so that a significant percentage of total remuneration is performance based and that the interests of executives and shareholders in promoting the Group's business are aligned.

Annual Discretionary Bonus

Individual participants are awarded a non-pensionable cash bonus based upon corporate and individual performance. Corporate performance is measured by comparing the actual result for the year with targets based upon results in previous years, comparative industry performance and the annual budget which is reviewed and approved by the whole Board. Individual performance is assessed by the Remuneration Committee.

Participants are entitled to take up to 50% of any bonus earned in the form of shares. Any shares taken up by the participant will be matched with deferred shares awarded by the Company with vesting conditional upon continued employment with the Group.

The Committee has awarded bonuses to Executive Directors for the year to 31st March 2002 as set out in the table on page 21.

Long Term Incentive Scheme

Each initial award under the long term incentive scheme ("LTIS") is subject to objective performance conditions which will determine whether and to what extent the ordinary shares subject to the award will be released to the participant. Such conditions require the attainment by the Company of performance targets relating to growth in total shareholder value in relation to the Company's shares when measured against such growth in total shareholder value of companies whose shares from time to time comprise the Hoare Govett smaller companies index.

The number of shares comprised in such an initial award which become vested shares are determined by reference to the Company's position measuring total shareholder value as follows:

Position by Decile	Percentage of Shares in a Conditional Award which become Vested Shares
Below Mean	0%
Mean	50%
6th Decile	60%
7th Decile	70%
8th Decile	80%
9th Decile	90%
10th Decile	100%

No awards were made to the Directors during the year.

Details of the outstanding Directors' awards at 1st April 2001 and 31st March 2002 under the LTIS were as follows:

Director	Date of award	Range of potential LTIS awards in Ordinary Shares	
		Minimum	Maximum
MW Angus	28th July 1999	Nil	33,010

Share Option Schemes

The Directors also participate in the various option schemes operated by the Company.

(i) The 1995 Employee Share Option Scheme ("the 1995 Scheme") is an exempt approved scheme which enables employees and Executive Directors of the Company, and of subsidiary companies of the Company, to be granted options to acquire Ordinary Shares in the future, either by subscription or purchase.

(ii) The 1996 Employee Share Option Scheme ("the 1996 Scheme") is an unapproved scheme which allows further options to be granted to employees and Executive Directors who have reached the statutory maximum for awards under the 1995 Scheme.

As from 22nd August 2001 awards made under the 1995 Employee Share Option Scheme and the 1996 Scheme are contingent upon the achievement of a growth in earnings per share at least equal to the growth in the retail price index plus 5% over a three year consecutive period.

(iii) The 1999 Incentive Stock Option Plan ("the 1999 Plan") and the 1999 Employee Share Option Scheme ("the 1999 Scheme") were established at the time of the Company's purchase of Optical Security Group Incorporated for employees and Executive Directors of the Company, and of subsidiary companies of the Company, who are based outside of the UK and within the UK respectively. The primary purpose of these schemes was to retain and incentivise management over the crucial first three years of the newly merged Group.

Awards under both the 1999 Schemes are split such that half are unconditional and half are subject to the same performance criteria as the LTIS.

(iv) Executive Directors may also participate in the savings related scheme which is open to all UK members of staff. Under this scheme participants enter into a save as you earn contract with the Company's clearing bankers to provide them with the finance to exercise the options. The option price is calculated at 80% of the market value of the shares at the date of issue of invitations to participate. The scheme rules have received Inland Revenue clearance.

In relation to the share option and incentive schemes operated by the Company, the overall limits on the numbers of shares, which may be issued to satisfy share options and share incentive entitlements are set out below.

The 1995 Scheme, the 1996 Scheme, and the 1999 Plan have the same overall limits. The number of shares which are required to be issued to satisfy the option or incentive entitlements under all those schemes cannot exceed 2.5% of the Company's total issued share capital in the first four years of the life of the scheme; 5% of such total issued share capital in any five year period and 10% of such total issued share capital in any ten year period.

The number of shares which can be made available under the 1999 Plan is subject to an overall limit of 6,325,950 shares.

The number of shares in the Company which can be issued to satisfy option entitlements under the 1999 Scheme is limited to 1,300,000.

The number of shares which are required to be issued to satisfy the option exercises under the Company's Sharesave Scheme cannot exceed 3% of the Company's total issued share capital in any three year period; 5% of such total issued share capital in any five year period and 10% of such total issued share capital in any ten year period.

The number of shares which are required to be issued to satisfy the entitlements under the Company's Long Term Incentive Scheme cannot exceed 10% of the Company's total issued share capital in any 10 year period.

At the AGM on 22nd August 2001 resolutions were passed which amended the schemes as follows:

- removed the 3% in three years overall limit for the 1995 Scheme, the 1996 Scheme and the 1999 Plan.
- removed the current limit on individual participation in the 1996 Scheme which provided that no individual may have options where the market value of shares subject to those options (determined at the time the option is granted) exceeded four times that individual's emoluments.
- in relation to options granted under the 1999 Plan, to alter the price to be paid by our American employees on the exercise of such options to match the price to be paid by our UK employees in return for a pro rata reduction in the number of options awarded.

Awards During Year

Details of the awards made to the Directors during the year are as follows.

Directors	Scheme	Date of award	Ordinary shares under option	Exercise price	Date from which exercisable	Expiry Date
M Turnage	1996 Employee Share Option Scheme	11.9.01	165,000	79.5p	11.9.04	11.9.11
MW Angus	1996 Employee Share Option Scheme	11.9.01	130,000	79.5p	11.9.04	11.9.11
	Savings Related Scheme	10.8.01	28,698	58.8p	1.10.06	01.4.07
PL Emerson	1996 Employee Share Option Scheme	11.9.01	110,000	79.5p	11.9.04	11.9.11

Options Exercised/Lapsed During Year

Following the passing of Resolution 5 at the AGM on 22nd August 2001, Mr Turnage has elected to accept 186,207 options with an exercise price of 270p under the 1999 Plan in exchange for the surrender of 300,000 options under the same plan at an exercise price of 435p.

Options Outstanding

Details of the outstanding Directors' share options were as follows:

Director	Scheme	Ordinary Shares under option 1st April 2001	Ordinary Shares under option 31st March 2002	Exercise Price	Date from which exercisable	Expiry Date
M Turnage	1999 Incentive Stock Option Scheme	300,000	–	435p	04.02.03	04.02.10
	1999 Incentive Stock Option Scheme	–	186,207	270p	04.02.03	04.02.10
	1996 Employee Share Option Scheme	150,000	150,000	129p	11.12.03	11.12.10
	1996 Employee Share Option Scheme	–	165,000	79.5p	11.09.04	11.09.11
MW Angus	1995 Employee Share Option Scheme	40,000	40,000	59p	03.07.00	03.07.07
	1995 Employee Share Option Scheme	6,000	6,000	102.5p	08.07.01	08.07.08
	1996 Employee Share Option Scheme	19,000	19,000	102.5p	08.07.01	08.07.08
	1999 Employee Share Option Scheme	126,990	126,990	270p	04.02.03	04.02.10
	1996 Employee Share Option Scheme	–	130,000	79.5p	11.09.04	11.09.11
	Savings Related Scheme	–	28,698	58.8p	01.10.06	01.04.07
PL Emerson	1995 Employee Share Option Scheme	23,250	23,250	129p	11.12.03	11.12.10
	1996 Employee Share Option Scheme	51,750	51,750	129p	11.12.03	11.12.10
	1996 Employee Share Option Scheme	–	110,000	79.5p	11.09.04	11.09.11

The awards under the 1999 Share and Stock Option Schemes are subject to certain performance conditions in respect of the period to 4th February 2003 which will determine whether and to what extent half of the ordinary shares subject to the award will be issued to the participant.

The awards made on 11th September 2001 under the 1996 Employee Share Option Scheme are contingent upon the achievement of a growth in earnings per share at least equal to the growth in the retail price index plus 5% over a three year consecutive period.

Directors' Remuneration

Directors' remuneration for the year ended 31st March 2002 was as follows:

	Salary/ Fees £	Annual Discretionary Bonus £	Compensation for Loss of Office £	Benefits in Kind £	Sub Total £	Pension Contributions £	Total £
Year ended 31st March 2002							
DA Mahony	48,000	–	–	–	48,000	–	48,000
MW Angus	93,750	5,000	–	11,014	109,764	13,313	123,077
RT Povey	16,250	–	–	–	16,250	–	16,250
M Turnage	180,463	5,000	–	15,898	201,361	3,012	204,373
PL Emerson	112,292	5,000	–	2,262	119,554	17,137	136,691
	450,755	15,000	–	29,174	494,929	33,462	528,391
Year ended 31st March 2001							
DA Mahony	48,000	–	–	–	48,000	–	48,000
DJ Tidmarsh (resigned 24 January 2001)	109,805	–	214,950	9,716	334,471	17,220	351,691
MW Angus	90,000	–	–	10,573	100,573	9,000	109,573
RT Povey	15,000	–	–	–	15,000	–	15,000
M Turnage	168,577	–	–	10,569	179,146	843	179,989
PL Emerson (appointed 29 November 2000)	35,839	–	–	1,817	37,656	5,376	43,032
	467,221	–	214,950	32,675	714,846	32,439	747,285

Consolidated Profit and Loss Account

For the year ended 31st March 2002

	Note	2002 £'000	2001 as restated £'000
Turnover; Group and share of joint ventures	2	32,979	30,436
Less; share of joint ventures' turnover		(2,365)	(1,880)
Group turnover		30,614	28,556
Cost of sales		(20,875)	(20,943)
Gross profit		9,739	7,613
Goodwill amortisation	9	(2,270)	(3,201)
Goodwill impairment		–	(11,246)
Exceptional items	6	(895)	(1,813)
Other operating expenses		(10,420)	(9,533)
Net operating expenses	3	(13,585)	(25,793)
Group operating loss		(3,846)	(18,180)
Share of operating profit of joint ventures	11	1,065	372
Operating loss	2	(2,781)	(17,808)
Interest receivable and similar income	4	138	516
Exceptional foreign exchange gain	4	–	1,426
Interest receivable and similar income	4	138	1,942
Amounts written off investments	11	(5,528)	–
Interest payable and similar charges	4	(126)	(358)
Loss on ordinary activities before taxation	6	(8,297)	(16,224)
Taxation	7	(913)	(673)
Loss for the financial year	20	(9,210)	(16,897)
Basic loss per share	8	(18.3)p	(33.6)p
Diluted loss per share	8	(18.3)p	(33.6)p
Adjusted loss per share	8	(1.0)p	(3.8)p
Adjusted diluted loss per share	8	(1.0)p	(3.8)p

All results above relate to continuing operations.

There is no difference between the loss on ordinary activities before taxation and the retained loss for the year stated above and their historical cost equivalents.

Consolidated Balance Sheet
31st March 2002

	Note	2002 £'000	2001 as restated £'000
Fixed assets			
Intangible assets	9	28,773	31,099
Tangible assets	10	12,611	13,172
Investments			
Investments in joint ventures	11		
Share of gross assets		1,175	2,024
Share of gross liabilities		(175)	(290)
		1,000	1,734
Investments in own shares	11	1,736	7,528
Other investments	11	33	35
		44,153	53,568
Current assets			
Stocks	12	2,839	3,399
Debtors			
– amounts falling due within one year	13	6,530	7,395
– amounts falling due after more than one year	13	5,641	4,543
		12,171	11,938
Short term deposits		–	952
Cash at bank and in hand		4,232	2,356
		19,242	18,645
Creditors: Amounts falling due within one year	14	(7,598)	(6,398)
Net current assets		11,644	12,247
Total assets less current liabilities		55,797	65,815
Creditors: Amounts falling due after more than one year	15	(541)	(1,090)
Provisions for liabilities and charges	16	(1,057)	(989)
Net assets	2	54,199	63,736
Capital and reserves			
Called up equity share capital	18	2,669	2,669
Share premium account	19	70,402	70,402
Profit and loss account	20	(18,872)	(9,335)
Equity shareholders' funds		54,199	63,736

Company Balance Sheet

31st March 2002

	Note	2002 £'000	2001 as restated £'000
Fixed assets			
Tangible assets	10	4,608	4,878
Investments	11	35,577	41,277
		40,185	46,155
Current assets			
Debtors			
– amounts falling due within one year	13	31,825	30,759
– amounts falling due after more than one year	13	–	204
		31,825	30,963
Short term deposits		–	952
Cash at bank and in hand		1,918	427
		33,743	32,342
Creditors: Amounts falling due within one year	14	(1,293)	(1,475)
Net current assets		32,450	30,867
Total assets less current liabilities		72,635	77,022
Creditors: Amounts falling due after more than one year	15	(541)	(1,090)
Net assets		72,094	75,932
Capital and reserves			
Called up equity share capital	18	2,669	2,669
Share premium account	19	70,402	70,402
Profit and loss account	20	(977)	2,861
Equity shareholders' funds		72,094	75,932

The financial statements on pages 22 to 43 have been approved by the Board and signed on its behalf by:

M Turnage
Chief Executive
30th May 2002

Consolidated Cash Flow Statement

For the year ended 31st March 2002

	Note	2002		2001	
		£'000	£'000	£'000	£'000
Cash inflow from operating activities	23		1,435		2,144
Dividends received from joint venture			2,101		41
Returns on investments and servicing of finance	24		78		156
Taxation	24		(139)		(29)
Capital expenditure and financial investment	24		(1,480)		(4,753)
Acquisitions and disposals	24		(396)		(516)
Equity dividends paid			–		(503)
Cash inflow/(outflow) before management of liquid resources and financing			1,599		(3,460)
Management of liquid resources			952		7,692
Financing					
Issue of shares	24	2		71	
Decrease in debt	24	(645)		(2,893)	
Net cash outflow from financing			(643)		(2,822)
Increase in cash in the period			1,908		1,410
Reconciliation of net cash flow to movement in net funds					
Increase in cash in the period			1,908		1,410
Movement in short term deposits			(952)		(7,692)
Cash outflow from decrease in debt and lease financing			645		2,893
Change in net funds resulting from cash flows			1,601		(3,389)
Foreign exchange movements			(19)		(78)
Movement in net funds in period			1,582		(3,467)
Net funds at 1st April 2001			1,749		5,216
Net funds at 31st March 2002	25		3,331		1,749

All cashflows relate to continuing operations.

Statement of Total Recognised Gains and Losses

For the year ended 31st March 2002

	Group	
	2002 £'000	2001 as restated £'000
Loss for the financial year attributable to shareholders	(9,210)	(16,897)
Translation of net foreign currency investments	(63)	4,699
Total gains and losses relating to the year	(9,273)	(12,198)
Prior year adjustment (see note 7)	417	
Total gains and losses recognised since last annual report	(8,856)	

Reconciliation of Movements in Equity Shareholders' Funds

For the year ended 31st March 2002

	Group	
	2002 £'000	2001 as restated £'000
Loss for the financial year attributable to shareholders	(9,210)	(16,897)
Translation of net foreign currency investments	(63)	4,699
Adjustment in respect of savings related share scheme	(264)	(786)
New share capital subscribed	–	15
Movement for the year	(9,537)	(12,969)
Opening shareholders' funds (originally £63,319,000, before adding prior year adjustment of £417,000)	63,736	76,705
Closing shareholders' funds	54,199	63,736

Notes to the Accounts

1. Accounting Policies

The principal accounting policies are:

(a) Basis of Preparation

The accounts are prepared under the historical cost convention and in accordance with applicable accounting standards. The adoption of FRS 17 'Retirement Benefits' and FRS 18 'Accounting Policies' during the year has had no impact on the Group's financial statements.

(b) Basis of Consolidation

The Group accounts consolidate the accounts of Applied Optical Technologies plc, its subsidiary undertakings and the Group's share of the results of joint ventures.

(c) Turnover

Group turnover comprises the invoiced value (excluding VAT and similar taxes, trade discounts and intragroup transactions) of goods and services supplied in the normal course of business.

(d) Research and Development

Research and development expenditure is written off as incurred.

(e) Goodwill

Goodwill arising on consolidation represents the excess of the fair value of the consideration given over the fair value of the net assets acquired and is included in the balance sheet as an intangible asset. Goodwill arising on the acquisition of Optical Security Group, Incorporated is denominated in US dollars and is being amortised through the profit and loss account over 15 years on the basis of the Directors' assessment of its useful economic life.

(f) Tangible Fixed Assets

Tangible fixed assets are shown at cost net of accumulated depreciation. Depreciation is provided at rates calculated to write off the cost of each asset on a straight-line basis over its estimated useful life as follows:

Fixtures and fittings	– 3-5 years	Leasehold improvements	– term of lease	Freehold buildings	– 50 years
Motor vehicles	– 4 years	Plant and machinery	– 4-10 years		

(g) Investments

Fixed asset investments are stated at their purchase cost less provision for any impairment in value.

Investments in own shares held to satisfy employee share ownership plans are held at cost less provision for any diminution in value.

(h) Impairment of fixed assets

The carrying values of fixed assets are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. Any impairment in the value is charged to the profit and loss account.

(i) Government Grants

Capital based grants are treated as deferred income which is credited to the profit and loss account by instalments over the expected useful economic life of the related asset on a basis consistent with the depreciation policy. Revenue based grants are credited to the profit and loss account in the same accounting period as the related expenditure.

(j) Stocks and Work in Progress

Stocks are stated at the lower of cost and net realisable value. The cost of work in progress and finished goods comprises direct materials and labour plus a proportion of manufacturing overheads based on normal levels of activity.

Net realisable value is based on estimated normal selling price less further costs expected to be incurred to completion and disposal.

(k) Pensions

The Company operates money purchase pension schemes for certain UK employees and certain non UK employees.

Pension costs are charged to the profit and loss account in the year in which they are incurred.

(l) Deferred Taxation

FRS 19 'Deferred Tax', is first adopted in these financial statements and requires a restatement of comparatives. Deferred Tax is provided on timing differences where the Group has an obligation to pay more tax in the future as a result of the reversal of those timing differences. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

(m) Foreign Currency

Foreign currency translation gains and losses arising from normal trading activities are included in the profit and loss account as they arise. Monetary assets and liabilities denominated in foreign currencies at the year end are reported at the rates of exchange ruling at that date. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the profit and loss account. For the purposes of consolidation, the balance sheet (including goodwill) and profit and loss accounts of the overseas subsidiaries are translated at the closing and average exchange rates respectively, and any translation gains or losses are shown as a movement in reserves.

(n) Leases and Hire Purchase Agreements

Assets held under finance leases and hire purchase agreements are recorded at the fair value of the asset with the related obligations to pay future rentals (net of finance charges) included in creditors. The asset is depreciated over its useful economic life. Finance charges are allocated to accounting periods over the period of the agreement to produce a constant rate of return on the outstanding balance. Rentals are apportioned between finance charges and the reduction of the liability.

Rentals under operating leases are charged on a straight-line basis over the lease term.

Notes to the Accounts
(continued)

2. Segment Information

	2002 £'000	2001 as restated £'000
a) Turnover by geographical destination:		
United Kingdom	4,785	5,438
EU	5,743	4,134
Other Europe	1,747	2,424
North America	11,393	10,491
North America via Joint Venture	2,365	1,880
South America	2,652	2,304
Far East & Australasia	3,623	2,956
Other	671	809
	32,979	30,436
b) Turnover by market segment:		
Bank note and high security	6,835	6,275
Brand protection	9,755	9,427
Brand protection via Joint Venture	2,365	1,880
ID Technologies	9,231	7,597
Product Enhancement	3,127	3,426
Metallising	1,416	1,542
Other	250	289
	32,979	30,436
c) Turnover by geographical origin:		
American operations	17,345	15,859
American operations via Joint Venture	2,365	1,880
European operations	15,357	14,031
Inter-segment sales	(2,088)	(1,334)
	32,979	30,436
d) Operating loss by geographical origin:		
American operations	555	(11,854)
European operations	(3,336)	(5,954)
Operating loss	(2,781)	(17,808)
Exclude goodwill amortisation	2,270	3,201
Exclude goodwill impairment	–	11,246
Exclude exceptional items	895	1,813
Adjusted operating profit/(loss)	384	(1,548)
Adjusted operating profit/(loss) arises from:		
American operations	1,597	1,716
European operations	(2,278)	(3,636)
Joint ventures	1,065	372
	384	(1,548)
e) Net assets by geographical location:		
American operations	36,523	38,854
European operations	10,527	13,141
Net (liabilities)/assets of joint ventures	(3)	1,034
Investment in own shares	1,736	7,528
Interest bearing assets and liabilities	5,416	3,179
	54,199	63,736

3. Net Operating Expenses

	2002 £'000	2001 £'000
Distribution costs		
Selling and marketing costs	4,195	3,974
Administrative expenses		
Technical support	613	424
Research and development costs	1,096	1,057
Administrative costs	4,516	4,078
Exceptional costs	895	1,813
Goodwill amortisation	2,270	3,201
Goodwill impairment	–	11,246
	9,390	21,819
Net operating expenses	13,585	25,793

Details of the exceptional items are given in Note 6 to the accounts.

4. Interest

	2002 £'000	2001 £'000
Interest receivable and similar income		
Bank interest receivable	99	385
Other interest receivable	73	51
Foreign exchange (losses)/gains	(34)	80
	138	516
Exceptional foreign exchange gain	–	1,426
	138	1,942
Interest payable and similar charges		
On finance leases and hire purchase agreements	30	50
On short term bank loans and overdrafts	111	189
Exchange (gains)/losses on foreign currency borrowings	(15)	119
	126	358

The prior year exceptional foreign exchange gain arose on a $22 million loan from Applied Optical Technologies plc to its subsidiary, Optical Security Group, Incorporated. Until 31st August 2000 the loan was denominated as being repayable in less than one year, and exchange gains and losses arising thereon were taken to the profit and loss account. At 1st September 2000 the loan was capitalised and further exchange gains and losses have been taken to reserves.

5. Staff Costs

	2002 £'000	2001 £'000
(a) Employee costs during the year amounted to:		
Wages and salaries	8,149	8,155
Social security costs	697	713
Other pension costs	166	242
	9,012	9,110

(b) The average weekly number of persons employed by the Company and its subsidiaries during the year was 297 (2001: 341).

(c) Information as to the remuneration of the directors is given within the Report of the Remuneration Committee on pages 18 to 21. At the year end 3 directors (2001: 3) have retirement benefits accruing under money purchase pension schemes.

6. Loss on Ordinary Activities before Taxation

The loss on ordinary activities before taxation is stated after charging/(crediting):	2002 £'000	2001 £'000
Depreciation of tangible fixed assets		
– Owned	1,974	1,761
– Held under finance leases and hire purchase contracts	183	170
(Profit)/loss on disposal of fixed assets	(2)	41
Auditors' remuneration		
– Audit fees; including £14,000 in respect of the company (2001: £14,000)	69	72
– Taxation advice fees paid to the auditors	54	78
Government grant release	(41)	(41)
Operating leases		
– Plant and machinery	167	206
– Other	418	414
Exceptional items included within net operating expenses		
– Reorganisation costs	755	953
– Tangible fixed asset impairment	–	604
– Investment fixed asset impairment	–	256
– Bridgestone litigation provision	140	–
	895	1,813

Exceptional items arise as set out below:

(i) Reorganisation costs have been incurred in the year and prior year following the decisions to restructure European operations. The exceptional item includes £4,000 (2001: £101,000) loss on disposal of fixed assets and costs of £1,056,000 (2001: £586,000) which were paid in the year.

(ii) An impairment provision of £604,000 was recognised against metallising equipment in the prior year.

(iii) An impairment provision of £256,000 was recognised in the prior year against the Company's investment in MTM, a Turkish security company.

(iv) An additional £140,000 provision was made during the year in respect of legal costs associated with the Bridgestone litigation of which £86,000 was paid during the year.

The only taxation effect of the above exceptional items is a £45,000 deferred tax asset recognised in respect of the Bridgestone litigation costs.

7. Taxation

Analysis of charge for the year

	2002 £'000	2001 as restated £'000
Overseas taxation		
Corporation tax	141	24
Deferred taxation	772	649
	913	673

7. Taxation (continued)

No taxation is payable in the current year by any of the Group's UK based companies due to current year losses and the availability of group relief. Taxation on profits arising in the Group's American companies is limited to statutory minima due to losses brought forward from prior years.

The tax charge for the period is higher (2001 – higher) than the charge due based upon the standard rate of corporation tax in the UK of 30% (2001: 30%). The differences are explained below.

	2002 £'000	2001 £'000
Loss on ordinary activities before taxation	(8,297)	(16,224)
Standard rate of UK corporation tax thereon	2,489	4,868
Expenses not deductible for tax purposes:		
– Goodwill amortisation and impairment	(681)	(4,334)
– Provision against investments	(1,658)	(77)
– Other expenses	(95)	(64)
Tax losses utilised	772	649
Adjustment in respect of foreign tax rates	(127)	(61)
Tax losses not utilised	(862)	(1,005)
Adjustment to tax charge in respect of previous period	21	–
Current year tax charge	(141)	(24)

Prior year adjustment

The Group has adopted FRS 19 'Deferred Tax' during the year, and as a consequence has recognised deferred tax assets in respect of brought forward tax losses within the Group's American operations.

The deferred tax assets now recognised at 31st March 2000 total $7,133,000, of which $5,531,000 reduces goodwill arising upon the acquisition of OpSec during the year ended 31st March 2000. The balance of $1,602,000 increases reserves at 31st March 2000. The impact of these adjustments on the Consolidated Balance Sheet of the Group as at 31st March 2001 is to recognise a deferred tax asset of £4,339,000, reduce the Net Book Value of goodwill by £3,922,000 and increase Shareholders Funds by £417,000.

The adoption of FRS 19 during the year ended 31st March 2002 has resulted in an increase in the deferred tax charge of £772,000 (2001: £649,000) and a decrease in Goodwill Amortisation of £259,000 (2001: £nil).

Deferred tax assets

Deferred tax assets provided in the accounts comprises:

	Group £'000	Company £'000
Tax losses brought forward in the American operations	3,556	–
Movements in deferred tax		
1st April 2001 as previously reported	–	–
Prior year adjustment	4,339	–
1st April 2001 as restated	4,339	–
Amounts charged to the Profit and Loss Account	(772)	–
Exchange rate adjustment	(11)	–
31st March 2002	3,556	–

Deferred tax not provided in the accounts comprises:

	Group		Company	
	2002 £'000	2001 £'000	2002 £'000	2001 £'000
Timing differences within the American operations at 34%	862	1,023	–	–
Tax losses brought forward in the European operations at 30%	2,868	2,215	213	–
Timing differences within the European operations at 30%	898	1,277	644	839
	4,628	4,515	857	839

Future tax charges may be reduced to the extent that the reversal of the timing differences in the American and European operations and the tax losses in the European operations, which give rise to unprovided deferred tax assets, can be deducted from suitable taxable profits arising after 31st March 2002.

8. Loss Per Share

The calculations of loss per share are based on the following profits and numbers of shares.

	2002 £'000	2002 EPS p	2001 as restated £'000	2001 as restated EPS p
Earnings				
Loss for the financial year (Basic and Diluted EPS)	(9,210)	(18.3)	(16,897)	(33.6)
Adjusted loss				
Loss for the financial year	(9,210)	(18.3)	(16,897)	(33.6)
Add back goodwill amortisation	2,270	4.5	3,201	6.4
Exclude goodwill impairment	–	–	11,246	22.3
Exclude exceptional items included in operating expenses	895	1.8	1,813	3.6
Exclude exceptional items included in the share of operating profit of joint ventures	–	–	155	0.3
Exclude amounts written off investments	5,528	11.0	–	–
Exclude exceptional items included in interest receivable and similar income	–	–	(1,426)	(2.8)
Adjusted loss for Basic and Diluted EPS	(517)	(1.0)	(1,908)	(3.8)

	2002 Number of shares	2001 Number of shares
Weighted average number of shares		
For Basic and Diluted earnings per share	50,400,659	50,324,865

9. Intangible Fixed Assets

Group	Goodwill arising upon the OpSec Acquisition £'000
Cost:	
1st April 2001 as previously reported	50,416
Prior year adjustment (see note 7)	(3,922)
1st April 2001 as restated	46,494
Exchange adjustments	(69)
31st March 2002	46,425
Accumulated amortisation:	
1st April 2001	15,395
Charged during the year	2,270
Exchange adjustments	(13)
31st March 2002	17,652
Net Book Value:	
31st March 2002	28,773
31st March 2001 as restated	31,099

10. Tangible Fixed Assets

	Freehold Land & Buildings £'000	Short Leasehold Improvements £'000	Plant & Machinery £'000	Fixtures & Fittings £'000	Motor Vehicles £'000	Total £'000
Group						
Cost:						
1st April 2001	5,116	792	14,801	434	36	21,179
Additions	72	159	1,333	83	–	1,647
Disposals	(2)	–	(145)	(17)	(29)	(193)
Exchange adjustments	(1)	–	(1)	–	–	(2)
31st March 2002	5,185	951	15,988	500	7	22,631
Depreciation:						
1st April 2001	116	214	7,508	137	32	8,007
Charge for year	96	54	1,904	102	1	2,157
Disposals	–	(1)	(98)	(16)	(29)	(144)
Exchange adjustments	–	–	–	–	–	–
31st March 2002	212	267	9,314	223	4	10,020
Net Book Value:						
31st March 2002	4,973	684	6,674	277	3	12,611
31st March 2001	5,000	578	7,293	297	4	13,172
Company						
Cost:						
1st April 2001	3,931	425	1,043	–	–	5,399
Additions	13	11	–	–	–	24
Transfers to subsidiary undertakings	–	–	(56)	–	–	(56)
31st March 2002	3,944	436	987	–	–	5,367
Depreciation:						
1st April 2001	27	92	402	–	–	521
Charge for year	71	33	162	–	–	266
Transfers to subsidiary undertakings	–	–	(28)	–	–	(28)
31st March 2002	98	125	536	–	–	759
Net Book Value:						
31st March 2002	3,846	311	451	–	–	4,608
31st March 2001	3,904	333	641	–	–	4,878
Group and Company						
Leased assets included in the above:						
Net Book Value:						
31st March 2002	–	119	451	–	–	570
31st March 2001	–	139	641	–	–	780

11. Fixed Asset Investments

Investments in the Group comprise interests in joint ventures, trade investments and own shares. Investments in the Company comprise interests in subsidiary undertakings, trade investments and own shares. Details are set out in Note 27.

Group	Joint ventures £'000	Own shares held £'000	Trade investments £'000	Total £'000
Cost				
1st April 2001	1,734	8,043	291	10,068
Vesting of shares from employee share scheme	–	(12)	–	(12)
Share of joint ventures result	1,368	–	–	1,368
Share of joint ventures distributions	(2,101)	–	–	(2,101)
Exchange difference	(1)	–	1	–
31st March 2002	1,000	8,031	292	9,323
Provision				
1st April 2001	–	515	256	771
Vesting of shares from employee share scheme	–	(9)	–	(9)
Adjustment in request of savings related share scheme	–	264	–	264
Provision for impairment (see note below)	–	5,525	3	5,528
31st March 2002	–	6,295	259	6,554
Net book value				
31st March 2002	1,000	1,736	33	2,769
31st March 2001	1,734	7,528	35	9,297

Company	Subsidiary undertakings £'000	Own shares held £'000	Trade investments £'000	Total £'000
Cost				
1st April 2001	35,670	8,043	287	44,000
Vesting of shares from employee share scheme	–	(12)	–	(12)
Disposals	(1,857)	–	–	(1,857)
31st March 2002	33,813	8,031	287	42,131
Provision				
1st April 2001	1,952	515	256	2,723
Vesting of shares from employee share scheme	–	(9)	–	(9)
Adjustment in respect of savings related share scheme	–	264	–	264
Provision for impairment (see note below)	–	5,525	3	5,528
Disposals	(1,952)	–	–	(1,952)
31st March 2002	–	6,295	259	6,554
Net book value				
31st March 2002	33,813	1,736	28	35,577
31st March 2001	33,718	7,528	31	41,277

Shares held by employee share trusts have been recognised as investments in the balance sheet of the Company as at 31st March 2001, and an adjustment made to intercompany debtors to reflect this treatment. The value of own shares held has been assessed against the market value at 31st March 2002 and a provision for impairment has been made.

The investment in own shares represents the cost of 2,974,674 (2001: 2,979,072) of the Company's ordinary shares purchased by the employee share schemes in January 2000. The market value of these shares at the year end was £1.7 million (2000: £1.7 million). The shares were acquired by the employee share trusts using funds provided by Applied Optical Technologies plc in order to meet obligations under the Long Term Incentive Scheme ('LTIS'), the 1999 Incentive Stock Option Scheme and the 1999 Employee Share Option Scheme. Costs associated with the LTIS are being expensed over the period of the scheme. The exercise of options under the 1999 option schemes will not give rise to a charge in the profit and loss account. Dividend income on the shares held by the trusts has been waived and the shares have been excluded from the earnings per share calculation.

11. Fixed Asset Investments (continued)

The Group's share of the net assets of its joint venture relating to the application of holography to compact discs amounted to £1,000,000 (2001: £1,734,000). In the year ended 31st March 2002 3DCD LLC recorded a turnover of £4,730,000 (2001: £3,760,000) and a net profit of £2,736,000 (2001: £1,754,000).

In accordance with the Financial Reporting Standard 9 "Associates and Joint Ventures" the following information is disclosed in respect of 3DCD LLC.

	2002 £'000	2001 £'000
Operating profit, Profit before taxation and Profit after taxation	2,736	1,754
Fixed assets	–	–
Current assets	3,052	4,048
Creditors falling due within one year	(1,053)	(580)
Creditors falling due after more than one year	–	–

The operating profit of 3DCD LLC is subject to taxation in the accounts of its partners.

The Group's share of the net liabilities of its joint venture for demetallisation amounted to £1,003,000 (2001: £700,000) and has been included within provisions for liabilities and charges. In the year ended 31st March 2002 Applied Technical Graphics recorded a turnover of £50,000 (2001: £28,000) and a net loss of £605,000 (2001: £1,010,000).

12. Stocks

	Group		Company	
	2002 £'000	2001 £'000	2002 £'000	2001 £'000
Raw materials and consumables	1,277	1,073	–	–
Work in progress	868	893	–	–
Finished goods	694	1,433	–	–
	2,839	3,399	–	–

In the opinion of the Directors, the replacement cost of stocks at 31st March 2002 was not materially different from their balance sheet values.

13. Debtors

	Group		Company	
	2002 £'000	2001 as restated £'000	2002 £'000	2001 as restated £'000
Amounts falling due within one year:				
Trade debtors	4,644	4,776	–	–
Amounts owed by subsidiary undertakings	–	–	31,516	30,111
Amounts owed by joint venture undertakings	–	1,430	–	–
VAT	294	458	24	238
Prepayments and accrued income	1,592	731	285	410
	6,530	7,395	31,825	30,759
Amounts falling due after more than one year:				
Amounts owed by joint venture undertakings	2,085	–	–	–
Deferred tax asset (see note 7)	3,556	4,339	–	–
Other debtors	–	204	–	204
	5,641	4,543	–	204
	12,171	11,938	31,825	30,963

14. Creditors: Amounts falling due within one year

	Group 2002 £'000	Group 2001 £'000	Company 2002 £'000	Company 2001 £'000
Obligations under finance leases and hire purchase agreements	110	239	110	239
Bank loans	355	377	355	377
Trade creditors	2,746	2,070	84	27
Other taxes and social security	134	176	106	139
Accruals and deferred income	4,253	3,536	638	693
	7,598	6,398	1,293	1,475

15. Creditors: Amounts falling due after more than one year

	Group 2002 £'000	Group 2001 £'000	Company 2002 £'000	Company 2001 £'000
Obligations under finance leases and hire purchase agreements	80	190	80	190
Bank loans	356	753	356	753
Accruals and deferred income	105	147	105	147
	541	1,090	541	1,090

16. Provisions for Liabilities and Charges

	Group 2002 £'000	Group 2001 £'000	Company 2002 £'000	Company 2001 £'000
Bridgestone litigation costs	54	289	–	–
Provision for losses in joint venture	1,003	700	–	–
	1,057	989	–	–

Provision has been made for the legal costs expected to be incurred in the resolution of the dispute with the former owners of Bridgestone Technologies, Inc. Payment of the remaining costs is expected to occur within the next financial year.

The Group's demetallisation joint venture, Applied Technical Graphics, has net liabilities of £2,006,000 at 31st March 2002. Provision has been made for the Group's share of these net liabilities.

Movements on provisions are set out below:

	Bridgestone litigation £'000	Share of ATG losses £'000	Total £'000
1st April 2001	289	700	989
Charged to Profit and Loss Account	140	303	443
Utilised in the year	(375)	–	(375)
31st March 2002	54	1,003	1,057

17. Financial Instruments

Set out below are the disclosures required by the FRS 13 "Derivatives and other financial instruments". The Group has taken advantage of the exemption available under FRS13 not to provide numerical disclosures in relation to short term debtors and creditors.

The Group's financial instruments comprise borrowings, cash and liquid resources and various items such as trade debtors, other receivables, and trade creditors that arise directly from its operations. The main purpose of these financial instruments is to manage the finance of the Group's operations.

It is, and has been throughout the period of review, the Group's policy that no trading in financial instruments should be undertaken.

The main risks arising from the Group's financial instruments are liquidity risk, interest rate risk and currency risk. The Group's policies for managing each of these risks are summarised below. These policies have remained unchanged throughout the year.

The Group's policy on liquidity risk has been to maintain sufficient cash balances and undrawn facilities to provide flexibility in the management of the Group's liquidity.

As regards interest rate risk, the Group borrows in the desired currencies at both fixed and floating rates of interest. At the year end all of the Group's borrowings were at fixed rates of interest.

The Group has a loan denominated in Euros. This loan was established to take advantage of lower interest rates in Europe and to hedge against expected future Euro cashflows.

Liquidity risk profile

Analysis of borrowings		Group		Company	
		2002	2001	2002	2001
Borrowings are repayable as follows:		£'000	£'000	£'000	£'000
– within 1 year	Bank loans	355	377	355	377
	Leases	110	239	110	239
– within 1-2 years	Bank loans	356	377	356	377
	Leases	31	106	31	106
– within 2-5 years	Bank loans	–	376	–	376
	Leases	49	84	49	84
Total borrowings		901	1,559	901	1,559

The group currently has one loan with an outstanding balance of £711,000 at 31st March 2002 (2001: £1,082,000), denominated in Euros. This loan was taken out in March 1999 for a term of five years and bears interest at a fixed rate of 5.39%. Repayments are quarterly ending in January 2004.

The interest rate for the Euro loan is 5.39% (2001: weighted average interest rate of 5.9%). In addition the Group has £190,000 (2001: £429,000) of liabilities on finance leases, denominated in sterling and bearing interest at fixed rates. The weighted average interest rate on the finance leases is 10% (2001: 9%).

In addition to this loan the Group has a £1,000,000 overdraft facility which bears interest at 2% over Barclays base rate which expires on 1st July 2002. The Group has not utilised this facility. The bank loan is secured by a fixed and floating charge over the assets of the Group.

Interest rate risk of financial liabilities

The interest rate risk of the Group's financial liabilities at 31st March 2002 was:

Currency	Floating rate £'000	Fixed rate £'000	Total 2002 £'000	Floating rate £'000	Fixed rate £'000	Total 2001 £'000
Sterling	–	190	190	–	429	429
US Dollars	–	–	–	–	–	–
Euros	–	711	711	–	1,130	1,130
At 31st March	–	901	901	–	1,559	1,559

17. Financial Instruments (continued)

Interest rate risk of financial assets

The interest rate risk of the Group's financial assets at 31st March 2002 was:

Currency	Cash at bank £'000	Short term deposits £'000	Total 2002 £'000	Cash at bank £'000	Short term deposits £'000	Total 2001 £'000
Sterling	1,736	–	1,736	418	600	1,018
US Dollars	2,214	–	2,214	1,573	352	1,925
Euros and European currencies	282	–	282	365	–	365
At 31st March	4,232	–	4,232	2,356	952	3,308
Floating rate	4,232	–	4,232	2,356	–	2,356
Fixed rate	–	–	–	–	952	952
At 31st March	4,232	–	4,232	2,356	952	3,308

Currency risk

The table below shows the extent to which the Group's companies have monetary assets and liabilities denominated in currencies different to their functional currency of operation.

	Net foreign currency monetary assets/(liabilities)			
Functional currency of group operation	Sterling	US Dollars	Euros	Total
2002	£'000	£'000	£'000	£'000
Sterling	–	1,365	(193)	1,172
US Dollars	–	–	–	–
Euros	–	–	–	–
2001				
Sterling	–	1,670	(399)	1,271
US Dollars	–	–	–	–
German Deutsch Marks	(90)	(19)	–	(109)

Fair Values of Financial Assets and Liabilities

	2002 Book Value £'000	2002 Fair Value £'000
Cash at bank and in hand	4,232	4,232
Finance leases	190	190
Bank loans payable in less than one year	355	359
Bank loans payable in more than one year	356	357

Fair values shown above have been calculated by discounting cash flows at prevailing interest rates.
For floating rate bank loans, fair values closely approximate to book values.

18. Called up Equity Share Capital

	Group and Company 2002 £'000	2001 £'000
Authorised		
67,000,000 (2001: 67,000,000) ordinary shares of 5 pence each	3,350	3,350
Allotted, called-up and fully paid		
53,377,008 (2001: 53,377,008) ordinary shares of 5 pence each	2,669	2,669

The following options, granted under the various share option schemes, were outstanding at 31st March 2002.

Scheme	Date granted	Shares under option	Exercise price (p)	Date from which exercisable	Expiry date
1995 Employee Share Option Scheme	14.09.95	27,500	58.0	14.09.98	14.09.05
1995 Employee Share Option Scheme	29.07.96	15,500	118.0	29.07.99	29.07.06
1995 Employee Share Option Scheme	03.07.97	75,500	59.0	03.07.00	03.07.07
1995 Employee Share Option Scheme	08.07.98	65,500	102.5	08.07.01	08.07.08
1995 Employee Share Option Scheme	28.07.99	26,950	257.5	28.07.02	28.07.09
1995 Employee Share Option Scheme	11.12.00	125,600	129.0	11.12.03	11.12.10
1995 Employee Share Option Scheme	11.09.01	60,000	79.5	11.09.04	11.09.11
1996 Employee Share Option Scheme	08.07.98	38,500	102.5	08.07.01	08.07.08
1996 Employee Share Option Scheme	28.07.99	50	257.5	28.07.02	28.07.09
1996 Employee Share Option Scheme	11.12.00	615,775	129.0	11.12.03	11.12.10
1996 Employee Share Option Scheme	11.09.01	275,000	79.5	11.09.04	11.09.11
1999 Employee Share Option Scheme	04.02.00	885,990	270.0	04.02.03	04.02.10
1999 Incentive Stock Option Scheme	04.02.00	507,722	270.0	04.02.03	04.02.10
Savings Related Scheme	08.08.97	146,012	45.2	01.10.02	01.04.05
Savings Related Scheme	31.08.98	22,561	91.6	01.10.01	01.04.06
Savings Related Scheme	10.08.99	9,465	216.4	01.10.02	01.04.07
Savings Related Scheme	11.08.00	10,044	240.0	01.10.03	01.04.08
Savings Related Scheme	10.08.01	608,488	58.8	01.10.04	01.04.09

In addition to the above, 600,000 shares are held under option at 192 pence per share by various companies and individuals associated with Technical Graphics Security Products LLC, a partner in the Applied Technical Graphics joint venture. These options are exercisable between 12th February 2001 and 11th February 2003.

As at 31st March 2002 the mid market price of the shares was 57.5 pence each and at 31st March 2001, 56.5 pence each. The highest and lowest prices during the year were 115.5 pence and 41.5 pence respectively.

19. Share Premium

	Group and Company £'000
1st April 2001 and 31st March 2002	70,402

20. Profit and Loss Account

	Group	Company
	£'000	£'000
1st April 2001 as previously reported	(9,752)	2,861
Prior year adjustment (see note 7)	417	–
1st April 2001 as restated	(9,335)	2,861
Loss for the financial year	(9,210)	(3,574)
Translation of net foreign currency investments	(63)	–
Adjustment in respect of savings related share scheme	(264)	(264)
31st March 2002	(18,872)	(977)

No profit and loss account is presented for Applied Optical Technologies plc as is provided by Section 230(3) of the Companies Act 1985. The amount of the consolidated results for the financial year dealt with in the accounts of Applied Optical Technologies plc is a loss of £3,574,000 (2001: loss of £9,347,000). Included in Company reserves at 31st March 2001 and 2002 is an undistributable profit of £8,163,000 which arises as a result of the reorganisation performed following the OpSec acquisition. This profit eliminates upon consolidation.

21. Guarantees and Other Financial Commitments

(a) Capital commitments

At the end of the year capital commitments were:

	Group		Company	
	2002 £'000	2001 £'000	2002 £'000	2001 £'000
Contracted for but not provided in the accounts	754	350	–	276

(b) Contingent liabilities

As at 31st March 2001 the Group had contingent liabilities in respect of bank and contractual performance guarantees and other matters arising in the ordinary course of business entered into for or on behalf of certain subsidiary undertakings. It is not expected that any material liability will arise in respect thereof.

(c) Group operating lease commitments

Annual rentals under operating leases expiring:

	Land & Buildings £'000	Plant & Machinery £'000	Total 2002 £'000	Total 2001 £'000
– within one year	17	47	64	70
– within one to five years	92	68	160	264
– after five years	546	–	546	257
Annual commitment at 31st March	655	115	770	591

22. Pension Arrangements

Since November 1986 the Group has maintained a contributory pension scheme in which certain UK employees are eligible to participate. The scheme commits the Group to a defined contribution based on the salaries of participating employees. Additionally, since July 1988 all UK employees have had the option to contract out of the State Earnings Related Pension Scheme with the resultant savings in employees' and employer's National Insurance contributions being paid into an alternative Government approved scheme. Contributions are charged to the profit and loss account in the year in which they are incurred. The total contributions by Group companies in the year to 31st March 2002 amounted to £108,000 (2001: £113,000).

The Group operates a defined contribution plan for all eligible employees of the American companies. The plan commits the Group to contributions based on the salaries of participating employees. Contributions by Group companies to the plan in the year totalled £58,000 (2001: £129,000).

23. Reconciliation of Group Operating Loss to Operating Cash Flows

	2002 £'000	2001 £'000
Group operating loss	(3,846)	(18,180)
Depreciation	2,157	1,931
Loss on sale of fixed assets	2	142
Amortisation of goodwill	2,270	3,201
Impairment charges	–	12,106
Movement in stocks	562	(436)
Movement in debtors	(1,070)	2,916
Movement in creditors	1,306	464
Movement in provisions for liabilities and charges	54	–
Net cash inflow from operating activities	1,435	2,144

The impact on operating cashflows of exceptional items is explained in Note 6 to the accounts.

24. Analysis of Cash Flows for Headings Netted in the Cash Flow Statement

	2002 £'000	2001 £'000
Returns on investments and servicing of finance		
Interest received	231	384
Interest paid on bank borrowings	(123)	(178)
Interest paid on finance leases	(30)	(50)
Net cash inflow from returns on investments and servicing of finance	78	156
Taxation		
Overseas tax paid	(139)	(29)
Net cash outflow from taxation	(139)	(29)
Capital expenditure and financial investment		
Purchase of tangible fixed assets	(1,527)	(4,753)
Sale of tangible fixed assets	47	–
Net cash outflow from capital expenditure and financial investment	(1,480)	(4,753)
Acquisitions and disposals		
Investment in subsidiary	(396)	(421)
Other investments	–	(95)
Net cash outflow from acquisitions and disposals	(396)	(516)
Financing		
Issue of ordinary share capital (net of expenses)	2	71
Loan repayments	(406)	(2,583)
Capital element of finance lease rental payments	(239)	(310)
Decrease in debt	(645)	(2,893)
Net cash outflow from financing	(643)	(2,822)

25. Analysis of Net Funds

	At 1st April 2001 £'000	Cash flows £'000	Exchange adjustments £'000	At 31st March 2002 £'000
Cash at bank and in hand	2,356	1,908	(32)	4,232
Short term deposits	952	(952)	–	–
Finance leases	(429)	239	–	(190)
Bank loans	(1,130)	406	13	(711)
	1,749	1,601	(19)	3,331

26. Related Party Transactions

The Company has taken advantage of the exemption included in FRS 8 not to disclose related party transactions that are eliminated upon consolidation.
During the year the group made payments totalling £382,000 (2001: £700,000) on behalf of its joint venture, Applied Technical Graphics. At the year end the Group was owed £2,085,000 (2001: £1,430,000) by Applied Technical Graphics.

As detailed at note 11 employee share trusts hold 2,974,674 of the Company's ordinary shares (2001: 2,979,072). During the year 4,398 shares were issued to members of the employee share trusts. Cash receipts of £2,000 have been transferred to the Company.

27. Subsidiary undertakings, joint ventures and trade investments

A complete list of the Group's trading subsidiaries, joint ventures and trade investments is set out below:

Subsidiary undertakings	Country of incorporation and operation	Principal activity	Proportion of ordinary shares held
Applied OpSec Holdings (Europe) Limited	England	Holding Company	100%
Applied OpSec Limited*	England	Manufacture of holographic products	100%
Applied Holographics Corporation*	USA	Holding company	100%
Applied OpSec Holdings (International) Limited	England	Holding Company	100%
Applied OpSec GmbH*	Germany	Sales office	100%
Applied OpSec Inc*	USA	Manufacture of holographic products	100%
OpSec Advantage Inc*	USA	Manufacture of optical security products	100%
Bridgestone Technologies Inc*	USA	Manufacture of holographic products	100%
Optical Security Industries International plc*	England	Manufacture of holographic shims	100%
The AH QUEST Trustee Company Limited	England	Trust company	100%
The AH LTIP Trustee Company Limited	England	Trust company	100%
Joint ventures			
3DCD LLC*	USA	Application of holograms to compact discs	50%
Applied Technical Graphics*	England	Demetallisation	50%
Trade investments			
MTM	Turkey	Manufacture of Holographic Products	25%
Label Systems Acquisition LLC*	USA	Manufacturer of printed labels	19.9%
Keystone Imaging Technology LLC*	USA	Manufacturer of polymer holographic products	19.9%

Subsequent to the year end the company disposed of its interests in Label Systems Acquisition LLC and Keystone Imaging Technology LLC as part of the settlement of the Bridgestone Litigation.

*Denotes those investments not held directly by the ultimate holding company.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF APPLIED OPTICAL TECHNOLOGIES PLC

We have audited the financial statements which comprise the consolidated profit and loss account, the consolidated balance sheet, the company balance sheet, the consolidated cash flow statement, the consolidated statement of total recognised gains and losses, the reconciliation of movements in equity shareholders' funds and the related notes to the accounts.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report, the chairman's statement, the operating and financial review, the corporate governance statement and the remuneration committee's report.

We review whether the corporate governance statement reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the company and the group at 31st March 2002 and of the loss and cash flows of the group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers

Chartered Accountants and Registered Auditors
Newcastle upon Tyne
30th May 2002

Five Year Summary

	2002 £'000	2001 £'000	2000 £'000	1999 £'000	1998 £'000
Summary consolidated profit and loss account information					
Group turnover	30,614	28,556	17,656	14,094	11,571
Gross profit	9,739	7,613	5,456	5,231	4,214
Net operating expenses	(13,585)	(25,793)	(5,031)	(3,901)	(3,786)
Group operating (loss)/profit	(3,846)	(18,180)	425	1,330	428
Share of operating profit of joint ventures and associates	1,065	372	1,514	556	224
Operating (loss)/profit	(2,781)	(17,808)	1,939	1,886	652
Add back:					
Goodwill amortisation	2,270	3,201	730	–	–
Goodwill impairment	–	11,246	–	–	–
Exceptional items	895	1,813	(1,552)	–	–
Adjusted operating profit/(loss)	384	(1,548)	1,117	1,886	652
Adjusted operating profit/(loss) arising from:					
American operations	1,597	1,716	118	–	–
European operations	(2,278)	(3,636)	(515)	1,330	428
Joint ventures/associates	1,065	372	1,514	556	224
	384	(1,548)	1,117	1,886	652
Basic (loss)/earnings per share	(18.3)p	(33.6)p	6.9p	6.7p	2.1p
Adjusted (loss)/earnings per share	(1.0)p	(3.8)p	4.3p	6.7p	2.1p
Summary consolidated balance sheet information					
Goodwill	28,773	31,099	40,066	–	–
Fixed tangible assets and investments	15,380	22,469	20,323	6,419	3,917
Net current assets	11,644	12,247	17,886	3,954	3,081
Creditors falling due after more than one year	(541)	(1,090)	(1,570)	(3,344)	(1,821)
Provision for liabilities and charge	(1,057)	(989)	–	–	–
Net assets	54,199	63,736	76,705	7,029	5,177
Summary consolidated cash flow information					
Cashflow from operating activities	1,435	2,144	(2,149)	3,291	161
Dividends received from joint ventures	2,101	41	627	–	–
Returns on investments and servicing of finance	78	156	(54)	(104)	(50)
Taxation	(139)	(29)	(1)	(16)	–
Capital expenditure and financial investments	(1,480)	(4,753)	(9,252)	(3,114)	(425)
Acquisitions and disposals	(396)	(516)	(36,146)	6	(52)
Equity dividend paid	–	(503)	–	–	–
Management of liquid resources	952	7,692	(8,644)	–	–
Financing cash flows	(643)	(2,822)	53,792	1,824	(224)
Increase/(decrease) in cash in the period	1,908	1,410	(1,827)	1,887	(590)

Information given for the financial years ending 31st March 2001 and 31st March 2000 has been restated to reflect the recognition of a deferred tax asset as at 31st March 2000 in accordance with FRS 19, as disclosed in note 7 to these accounts.

Notice of Annual General Meeting

Notice is hereby given that the Eighteenth Annual General Meeting of Applied Optical Technologies plc (the "Company") will be held at the company's offices at Braxted House, Penman Way, Grove Park, Enderby, Leicester LE19 1ST on 1st August 2002 at 11.00 am for the purpose of conducting the following business:

General Business

1. To consider and approve the accounts for the year ended 31st March 2002 and the reports of the Directors and Auditors thereon.

2. To consider and approve the report of the Remuneration Committee for the year ended 31st March 2002.

3. To re-elect M Turnage as a Director of the Company in accordance with the articles of association of the Company.

4. To re-elect R T Povey as a Director of the Company in accordance with the articles of association of the Company.

5. To re-appoint PricewaterhouseCoopers as auditors of the Company and to authorise the Directors to set their remuneration.

Special Business

To consider and, if thought fit, to pass the following resolutions, which will be proposed as special resolutions of the Company:

6. That the Directors be and are hereby generally and unconditionally authorised to allot equity securities as defined in section 94 of the Companies Act 1985 (the "Act") for cash as if section 89 of the Act did not apply to any such allotment provided that this power shall be limited:

   (a) to the allotment of equity securities in connection with a rights issue or other pre-emptive offer in favour of ordinary shareholders where the equity securities respectively attributable to the interests of all ordinary shareholders are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them (subject to such exclusions or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or requirements of any recognised regulatory body or any stock exchange in, any territory); and

   (b) to the allotment (otherwise than pursuant to sub paragraph (a) above or pursuant to such share option and/or incentive schemes as have been approved by the Company in general meeting) of equity securities up to the aggregate nominal value of £133,443 (being 5% of the issued share capital at 31st March 2002)

and such power shall expire on the date of the next Annual General Meeting of the Company (or, if earlier, the day which is 15 months from the passing of this resolution) save that the Company may before such expiry make an offer or agreement which would or might require securities to be allocated after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

Notice of Annual General Meeting
(continued)

7. That the Company be and is hereby generally and unconditionally authorised for the purposes of section 166 of the Act to make one or more market purchases (within the meaning of section 163(3) of the Act) on the London Stock Exchange plc of its ordinary shares of 5p each ("ordinary shares") provided that:

(a) the maximum aggregate number of ordinary shares hereby authorised to be purchased is 5,337,701 (representing approximately 10% of the Company's issued share capital as at 30th May 2002)

(b) the minimum price which may be paid for such ordinary shares is 5p per share (exclusive of expenses)

(c) the maximum price (exclusive of expenses) which may be paid for each ordinary share shall not be more than 5 per cent above the average of the market values for ordinary shares as derived from the Stock Exchange Daily Official List for the five business days immediately preceding the date on which the ordinary share is purchased;

(d) unless previously renewed, varied or revoked, the authority hereby conferred shall expire at the conclusion of the Company's next Annual General Meeting or 12 months from the date of passing this resolution, if earlier; and

(e) the Company may make a contract or contracts to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority and may make a purchase of ordinary shares in pursuance of such contract or contracts.

Registered Office
40 Phoenix Road
Crowther
Washington
Tyne and Wear
NE38 0AD

By Order of the Board
MW Angus
Company Secretary
30th May 2002

Notes:

1. Any member of the Company entitled to attend and vote may appoint a proxy (whether a member or not) to attend and vote instead of him. The instrument appointing a proxy must be deposited with the Company's registrars not less than forty-eight hours before the Annual General Meeting. Completion and return of a form of proxy will not prevent a member from attending and voting at the meeting in person should he or she wish to do so.

2. During the period from 30th May 2002 to the date for the Annual General Meeting there will be available for inspection at the Company's registered office during normal business hours on any weekday (Saturdays and public holidays excepted) and also at the place of the Annual General Meeting for 15 minutes prior to the Meeting and during the Meeting a statement of all transactions of each Director and his family in the equity share capital of the Company and any of its subsidiaries and a copy of the service agreements between any Director and the Company.

3. Pursuant to regulation 34 of the Uncertified Securities Regulations 1995, the Company specifies that only those shareholders registered in the register of members of the Company as at 11.00am on 30th July 2002 shall be entitled to attend or vote (whether on a show of hands of poll) at the Annual General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register after 11.00am on 30th July 2002 shall be disregarded in determining the rights of any person to attend or vote at the Annual General Meeting.

Notes

AOT Banknote and High Security Documents

OpSec Brand Protection

Advantage ID Technologies

Applied Product Enhancement

Applied Optical Technologies

Applied Optical Technologies plc
40 Phoenix Road
Crowther
Washington
Tyne & Wear
NE38 0AD UK
Telephone: (0191) 417 5434 Fax: (0191) 416 3292

535 16th Street
Suite 920
Denver CO
80202 USA
Telephone: (303) 534 4500 Fax: (303) 534 1010

www.appliedopsec.com